Exhibit 1.6

December 6, 2019

Amendment to Registered Forward Transaction Confirmation

To:	SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, Ohio 44122
Telefax No.: 216-755-6820
Attention: Conor Fennerty

Executive Vice President, Chief Financial Officer and Treasurer

From:	[●]
[●]
[●]
Telefax No.: [●]

This letter agreement (this “Amendment”) amends the terms and conditions of the transactions to be entered into from time to time evidenced by the Master Confirmation by and between [●] (“Dealer”) and SITE Centers Corp. (“Party B”), dated as of December 7, 2018 (the “Master Confirmation”).

1. Definitions. Capitalized terms used herein without definition shall have the meanings assigned to them in the Master Confirmation. For the avoidance of doubt, from the date hereof, references to the “Master Confirmation” shall be deemed to include this amendment.

2. Amendment.

(a)	Section 3(h) of the Master Confirmation shall be amended and restated in its entirety as follows:

(h)

Party B has not and will not enter into any agreement similar to any Transaction hereunder where any valuation or unwind period (however defined) in such other transaction will overlap at any time (including as a result of acceleration, postponement or extension in such valuation period as provided in the relevant agreement) with any Unwind Period of any Transaction hereunder. For the avoidance of doubt, Party B hereby covenants not to take any action that, pursuant to the terms of or contemplated by those certain Master Confirmations for Forward Stock Sale Transactions, as amended, if applicable, between Party B and [●], between Party B and [●], between Party B and [●], between Party B and [●], between Party B and [●], between Party B and [●], and between Party B and [●] (the “Other Master Confirmations”), would result in any “Unwind Period” (as defined in the Other Master Confirmations) overlapping with any Unwind Period hereunder. In the event that the valuation or unwind period in any other similar transaction overlaps with any Unwind Period of any Transaction hereunder as a result of any Acceleration Event hereunder, Party B shall promptly amend such transaction to avoid any such overlap.

(b)	The Master Confirmation shall be amended by adding the following:

U.S. Stay Regulations. To the extent that the QFC Stay Rules are applicable hereto, then the parties agree that (i) to the extent that prior to the date hereof both parties have adhered to the 2018 ISDA U.S. Resolution Stay Protocol (the “Protocol”), the terms of the Protocol are incorporated into and form a part of this Master Confirmation, and for such purposes this Master Confirmation shall be deemed a Protocol Covered Agreement and each party shall be deemed to have the same status as “Regulated Entity” and/or “Adhering Party” as applicable to it under the Protocol; (ii) to the extent that prior to the date hereof the parties have executed a separate agreement the effect of which is to amend the qualified financial contracts between them to conform with the requirements of the QFC Stay Rules (the “Bilateral Agreement”), the terms of the Bilateral Agreement are incorporated into and form a part of this Master Confirmation and each party shall be deemed to have the status of “Covered Entity” or “Counterparty Entity” (or other similar term) as applicable to it under the Bilateral Agreement; or (iii) if clause (i) and clause (ii) do not apply, the terms of Section 1 and Section 2 and the related defined terms (together, the “Bilateral Terms”) of the form of bilateral template entitled “Full-Length Omnibus (for use between U.S. G-SIBs and Corporate Groups)” published by ISDA on November 2, 2018 (currently available on the 2018 ISDA U.S. Resolution Stay Protocol page at www.isda.org and, a copy of which is available upon request), the effect of which is to amend the qualified financial contracts between the parties thereto to conform with the requirements of the QFC Stay Rules, are hereby incorporated into and form a part of this Master Confirmation, and for such purposes this Master Confirmation shall be deemed a “Covered Agreement,” Dealer shall be deemed a “Covered Entity” and Party B shall be deemed a “Counterparty Entity.” In the event that, after the date of this Master Confirmation, both parties hereto become adhering parties to the Protocol, the terms of the Protocol will replace the terms of this paragraph. In the event of any inconsistencies between this Master Confirmation and the terms of the Protocol, the Bilateral Agreement or the Bilateral Terms (each, the “QFC Stay Terms”), as applicable, the QFC Stay Terms will govern. Terms used in this paragraph without definition shall have the meanings assigned to them under the QFC Stay Rules. For purposes of this paragraph, references to “this Master Confirmation” include any related credit enhancements entered into between the parties or provided by one to the other. In addition, the parties agree that the terms of this paragraph shall be incorporated into any related covered affiliate credit enhancements, with all references to Dealer replaced by references to the covered affiliate support provider.

“QFC Stay Rules” mean the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8, which, subject to limited exceptions, require an express recognition of the stay-and-transfer powers of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and the Orderly Liquidation Authority under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the override of default rights related directly or indirectly to the entry of an affiliate into certain insolvency proceedings and any restrictions on the transfer of any covered affiliate credit Enhancements.

Furthermore, all references in the Master Confirmation to Matthew L. Ostrower, Executive Vice President, Chief Financial Officer and Treasurer shall be amended to refer to Conor Fennerty, Executive Vice President, Chief Financial Officer and Treasurer.

3. Representations. Each of the representations and warranties in Section 3(a) of the Agreement are hereby deemed to be repeated on the date hereof.

4. Effectiveness. This Amendment shall become effective upon execution hereof by the parties hereto. Except as amended hereby, all the terms of the Transaction and provisions in the Master Confirmation shall remain and continue in full force and effect and are hereby confirmed in all respects.

5. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all of the signatures thereto and hereto were upon the same instrument.

6. Governing Law. This Amendment and any claim, controversy or dispute arising under or related to the Master Confirmation shall be governed by the laws of the State of New York without reference to the conflict of laws provisions thereof.

[Signature page follows]

Party B hereby agrees to check this Amendment and to confirm that the foregoing correctly sets forth the terms of the Amendment by signing in the space provided below and returning an executed copy to Dealer. Originals shall be provided for your execution upon your request.

Very truly yours,

[DEALER]

By:
Name:
Title:

Party B hereby agrees to, accepts and confirms the terms of the foregoing as of the date set forth above.

SITE CENTERS CORP.

By:
Name:
Title:

[Signature Page to Amendment to SITE Centers Corp. Master Confirmation]